UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 30, 2017, regarding the share buy-back transactions.

Istanbul, January 30, 2017

Announcement Regarding the Board of Directors Resolution on Buy-Back of Securities

Our Company’s Board of Directors authorized the management to execute share buy-back transactions on July 27, 2016, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the Capital Markets Board. The purpose was to protect our investors against potentially negative reflections on Turkey that could arise due to the instability perception in the short and medium term subsequent to the events on and after July 15, 2016, and/or due to potential global macroeconomic volatilities. In this context, it was resolved that the maximum fund amount set aside for share buy-back would be TRY150 million and the maximum share number to be bought back would be determined so as not to exceed this amount.

Our Company’s Board of Directors has decided to increase the above mentioned fund amount to TRY300 million in order to be utilized for share buy-back, including our American Depositary Receipts (ADRs) being traded at the New York Stock Exchange (NYSE) and bond buy-back; and to buy, sell and/or redeem at the price and level that the management will determine, within the maximum fund amount set above.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 31, 2017	By:	/s/Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek
Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 31, 2017	By:	/s/Bulent Aksu
Name: Bulent Aksu
Title: Finance Executive Vice President